SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Allergan, Inc.

(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

018490102

(CUSIP Number)

Valeant Pharmaceuticals International, Inc.

Robert R. Chai-Onn

2150 St. Elzéar Blvd. West

Laval, Quebec

Canada, H7L 4A8

(514) 744-6792

With a copy to:

Alison S. Ressler

Sullivan & Cromwell LLP

1888 Century Park East

Los Angeles, California 90067-1725

(310) 712-6600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 13, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 018490102

1.	Name of reporting person Valeant Pharmaceuticals International, Inc.
2.	Check the appropriate box if a member of a group (see instructions): (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) AF, WC
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization British Columbia, Canada
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 100
	8.	Shared voting power 28,878,538
	9.	Sole dispositive power 100
	10.	Shared dispositive power 597,431
11.	Aggregate amount beneficially owned by each reporting person 28,878,638
12.	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 9.7% [1]
14.	Type of reporting person (see instructions) HC

(1)	This calculation is based on 297,556,619 shares of Common Stock, par value $0.01 per share (the “Common Stock”), of Allergan, Inc. (the “Issuer”) outstanding as of May 1, 2014 as reported in the Issuer’s Quarterly Report on Form 10-Q filed on May 7, 2014.

CUSIP No. 018490102

1.	Name of reporting person Valeant Pharmaceuticals International
2.	Check the appropriate box if a member of a group (see instructions): (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power -0-
	8.	Shared voting power 28,878,538
	9.	Sole dispositive power -0-
	10.	Shared dispositive power 597,431
11.	Aggregate amount beneficially owned by each reporting person 28,878,638
12.	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 9.7% [1]
14.	Type of reporting person (see instructions) CO

(1)	This calculation is based on 297,556,619 shares of Common Stock of the Issuer outstanding as of May 1, 2014 as reported in the Issuer’s Quarterly Report on Form 10-Q filed on May 7, 2014.

This Amendment No. 3 relates to the Schedule 13D filed on April 21, 2014, as amended prior to the date of this Amendment No. 3 (as so amended, the “Original 13D”), by Valeant Pharmaceuticals International, Inc., a corporation continued under the laws of British Columbia (“Valeant”), and Valeant Pharmaceuticals International, a Delaware corporation and a wholly owned subsidiary of Valeant (“Valeant USA” and, together with Valeant, the “Reporting Persons”), relating to common shares, par value $0.01 (the “Common Stock”), of Allergan, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used but not defined herein shall have the meaning set forth in the Original 13D.

ITEM 3	Source and Amount of Funds or Other Consideration

Item 3 of the Original 13D is hereby amended and supplemented by adding the following information:

On May 7, 2014, Valeant acquired 100 shares of Common Stock for $16,481. Valeant funded that acquisition from its working capital.

ITEM 4	Purpose of the Transaction

Item 4 of the Original 13D is hereby amended and supplemented by adding the following information:

On May 13, 2014, Valeant issued a press release that is filed as Exhibit 99.1 hereto and is incorporated by reference into this Item 4 as if restated in full herein.

ITEM 5	Interest in Securities of the Issuer

Items 5 of the Original 13D is hereby amended and supplemented by adding the following information:

(a), (b) Percentage interests in shares of Common Stock reported in this Schedule 13D are based on 297,556,619 shares of Common Stock outstanding as of May 1, 2014 as reported in the Issuer’s Quarterly Report on Form 10-Q filed on May 7, 2014.

Valeant directly owns 100 shares of Common Stock. Valeant USA does not directly own any securities of the Issuer. Valeant has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of the 100 shares of Common Stock that it owns directly.

The 28,878,638 shares of Common Stock which may be deemed to be beneficially owned by the Reporting Persons represent approximately 9.7% of the shares of Common Stock issued and outstanding.

As of May 12, 2014, Laizer D. Kornwasser, an executive officer of Valeant, beneficially owns 130 shares of Common Stock in an account managed by AllianceBernstein L.P., which constitutes less than 0.1% of the shares of Common Stock issued and outstanding. Mr. Kornwasser may be deemed to have the sole power to vote or to direct the vote and to dispose or to direct the disposition of these shares.

Except as set forth herein, neither Reporting Person nor, to the knowledge of the Reporting Persons, any of the other persons named in Item 2 of the Original 13D beneficially owns any shares of Common Stock.

(c) On May 2, 2014, AllianceBernstein L.P., the manager of the managed account of Mr. Kornwasser referred to above, sold 70 shares of Common Stock from that managed account, at a sale price of $169.26 per share, without instruction from Mr. Kornwasser.

On May 7, 2014, Valeant acquired an aggregate of 100 shares of Common Stock at a cost of $164.81 per share.

Except as set forth herein, no transactions in shares of the Common Stock or options or other derivatives relating to shares of the Common Stock were effected by the Reporting Persons or, to the knowledge of the Reporting Persons, any of the other persons named in Item 2 of the Original 13D during the sixty days prior to the date of this Amendment No. 3.

ITEM 7	Material to be Filed as Exhibits

Exhibit	Document Description

99.1	Valeant Pharmaceuticals International, Inc. press release, dated May 13, 2014, incorporated by reference to Valeant’s filing under Rule 425 on May 13, 2014 (Film No. 14835412, filed at 08:12:23).

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this amendment is true, complete and correct.

Dated: May 14, 2014

VALEANT PHARMACEUTICALS
INTERNATIONAL, INC.

By:	/s/ Robert R. Chai-Onn
	Name:	Robert R. Chai-Onn
	Title:	Executive Vice President, General Counsel
and Chief Legal Officer, Head of Corporate and
Business Development

VALEANT PHARMACEUTICALS
INTERNATIONAL

By:	/s/ Robert R. Chai-Onn
	Name:	Robert R. Chai-Onn
	Title:	Executive Vice President, General Counsel
and Corporate Secretary

EXHIBIT INDEX

Exhibit	Document Description

99.1	Valeant Pharmaceuticals International, Inc. press release, dated May 13, 2014, incorporated by reference to Valeant’s filing under Rule 425 on May 13, 2014 (Film No. 14835412, filed at 08:12:23).